OMB APPROVAL
OMB Number:	3235-0145
Expires	February 28, 2009
Estimated average burden
hours per response	10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____________)*

Open Text Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

683715106
(CUSIP Number)

May 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683715106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RBC Asset Management Inc. (“RBC AM”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

	5.	Sole Voting Power	0
Number of
Shares
Beneficially	6.	Shared Voting Power	5,706,808[1]
Owned by Each
Reporting
Person With:	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	5,706,808[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,706,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 11.17%

12.	Type of Reporting Person (See Instructions) IA

___________________________________________
1 RBC Asset Management Inc. is an affiliate of Phillips, Hager & North Investment Management Ltd. with which joint beneficial ownership may be deemed to be held.

2 See footnote 1.

Item 1.

(a)	Name of Issuer
Open Text Corporation

(b)	Address of Issuer’s Principal Executive Offices
275 Frank Tompa Drive, Waterloo, Ontario,
Canada N2L OA1

Item 2.

(a)	Name of Person Filing
RBC Asset Management Inc.

(b)	Address of Principal Business Office or, if none, Residence
Royal Trust Tower, Suite 3800
77King Street West
Toronto, Ontario, M5K 1H1

(c)	Citizenship
Canada

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
683715106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,706,808.

(b)	Percent of class: 11.17%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
0

(ii)	Shared power to vote or to direct the vote
5,706,808

(iii)	Sole power to dispose or to direct the disposition of
0

(iv)	Shared power to dispose or to direct the disposition of
5,706,808

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

RBC AM is a foreign investment advisor that has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor. Accounts managed on a discretionary basis by RBC AM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2008

RBC ASSET MANAGEMENT INC.

/s/ Frank Lippa

Signature

Frank Lippa
Chief Financial Officer & Chief Operating Officer

Name/Title